UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 13, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A news release dated 27 February 2017 entitled ‘VODAFONE IS GLOBAL INDUSTRY LEADER IN 4G ROAMING’

2.             A Stock Exchange Announcement dated 01 February 2017 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

3.             A Stock Exchange Announcement dated 01 February 2017 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

4.             A Stock Exchange Announcement dated 07 February 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

5.             A Stock Exchange Announcement dated 13 February 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

6.             A Stock Exchange Announcement dated 14 February 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

7.             A Stock Exchange Announcement dated 17 February 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

8.             A Stock Exchange Announcement dated 21 February 2017 entitled ‘REPLACEMENT -DIRECTOR/PDMR SHAREHOLDING’

9.             A Stock Exchange Announcement dated 21 February 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

10.      A Stock Exchange Announcement dated 23 February 2017 entitled ‘COMMERCE COMMISSION DECLINES TO CLEAR THE PROPOSED MERGER OF VODAFONE NEW ZEALAND AND SKY NETWORK TELEVISION’

27 February 2017

RNS: 8573X

VODAFONE IS GLOBAL INDUSTRY LEADER IN 4G ROAMING

Vodafone is the clear leader in international 4G roaming, according to a new report by independent global research firm Ovum that shows Vodafone offers significantly more 4G roaming destinations to its customers than any other operator.

Ovum’s study found that Vodafone leads in all 18 markets analysed. Furthermore, in most of them, Vodafone offers 100+ 4G roaming destinations - more than double the number when compared with other operators in those markets.

Vodafone Group Chief Commercial Operations & Strategy Officer Serpil Timuray said:  “In today’s connected world, mobile consumers have an increasing need to ‘roam like at home’.  With Vodafone, our consumers can make the most of their time abroad because they can enjoy the 4G experience in substantially more destinations and with worry-free roaming pricing.”

Ian Watt, Principal Consultant at Ovum said: “4G technology has the potential to provide customers on the move with a broadband experience closer to what they can get at home in terms of speed. Making 4G roaming work across the globe is not a simple task and can take mobile operators years to establish. From the outset, Vodafone has been at the forefront of the 4G roaming rollout and has established a significant lead within its footprint.”

For each market surveyed in November 2016, Ovum’s research ranked the top three operators by the number of 4G roaming destinations offered:

4G International Roaming Coverage — Operator Comparison by Ovum

COUNTRY	Ranked #1	Ranked #2	Ranked #3
UK	Vodafone (113)	EE (41)	O2/Three (0)
Spain	Vodafone (103)	Orange (63)	Yoigo (52)
Italy	Vodafone (102)	TIM (60)	WIND (31)
Portugal	Vodafone (102)	NOS (34)	n/a
Germany	Vodafone (101)	T-Mobile (84)	O2 (64)
Romania	Vodafone (101)	Orange (47)	Telekom (22)
South Africa	Vodafone (101)	MTN (5)	n/a
Netherlands	Vodafone (101)	T-Mobile (51)	KPN (31)
Hungary	Vodafone (100)	T-Mobile (36)	Telenor (50)
Ireland	Vodafone (100)	Meteor (8)	Three (0)
Turkey	Vodafone (100)	Turkcell (42)	Avea (42)
Greece	Vodafone (98)	Cosmote (59)	n/a
New Zealand	Vodafone (98)	Spark (27)	Two Degrees (0)
Czech Republic	Vodafone (97)	T-Mobile (58)	O2 (39)
Albania	Vodafone (89)	Telekom Albania (5)	n/a
Malta	Vodafone (29)	Go (0)	Melita (0)
Tanzania	Vodafone (14)	TTCL (0)	Tigo (0)
Lesotho	Vodafone (13)	n/a	n/a

Source:  Ovum based on operator data at November 2016

- ends -

Notes for editors

1.        Data was available for 49 of the 57 mobile network operators who compete with Vodafone in the markets analysed.

2.        A small number of territories were excluded, due to their reliance on the mobile networks of their sovereign nations. Examples include Hawaii (counted as USA), Vatican City (counted as Italy) and Åland Islands (counted as Finland), Svalbard and Jan Mayen (counted as Norway).

3.        Information was based on operator websites as at November 2016 and supplementary information from operators.

4.        4G is as described by the individual operators but understood to use existing LTE technology, defined by 3GPP standards. It is not HSPA, which is understood to be 3.5G, or other 3G standards.

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Ovum Consulting
Media Relations
Email: pr@ovum.com

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 December 2016, Vodafone had 470 million mobile customers and 14.3 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

About Ovum Consulting

Ovum is a market-leading global research, analysis, consulting and advisory business focused on the converging telecoms, media and technology markets. Through its 150+ analysts worldwide, Ovum provides clients with independent and objective analysis, consulting and advisory services that enables them to make better business and technology decisions.

01 February 2017

RNS: 7366V

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 January 2017:

Vodafone’s issued share capital consists of 28,814,139,798 ordinary shares of US$0.20 20/21 of which 2,195,221,708 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,618,918,090. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

01 February 2017

RNS: 7376V

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		16,154,550
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,154,550

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2017

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	01 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		18,753
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		15,010
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,743

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

07 February 2017

RNS: 2724W

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.939537	389

d)	Aggregated information: volume, Price	Aggregated volume: 389 Ordinary shares Aggregated price: GBP 754.48
e)	Date of the transaction	2017-02-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.939537	324

d)	Aggregated information: volume, Price	Aggregated volume: 324 Ordinary shares Aggregated price: GBP 628.41
e)	Date of the transaction	2017-02-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.939537	216

d)	Aggregated information: volume, Price	Aggregated volume: 216 Ordinary shares Aggregated price: GBP 418.94
e)	Date of the transaction	2017-02-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.927284	14,688

d)	Aggregated information: volume, Price	Aggregated volume: 14,688 Ordinary shares Aggregated price: GBP 28,307.95
e)	Date of the transaction	2017-02-03
f)	Place of the transaction	London Stock Exchange (XLON)
5	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.939537	19,881

d)	Aggregated information: volume, Price	Aggregated volume: 19,881Ordinary shares Aggregated price: GBP 38,559.94
e)	Date of the transaction	2017-02-03
f)	Place of the transaction	London Stock Exchange (XLON)

13 February 2017

RNS: 7507W

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Nish and Caroline Nish
2	Reason for the notification
a)	Position/status	Non-executive director (David Nish) and closely associated person of David Nish (Caroline Nish)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Transaction executed by a third party under an individual portfolio mandate on behalf of David and Caroline Nish
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.05	2910

d)	Aggregated information: volume, Price	Aggregated volume: 2910 Ordinary shares Aggregated price: GBP 5965.50
e)	Date of the transaction	2017-01-23
f)	Place of the transaction	London Stock Exchange (XLON)

14 February 2017

RNS: 8622W

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.00	124

d)	Aggregated information: volume, Price	Aggregated volume: 124 Ordinary shares Aggregated price: GBP 248.00
e)	Date of the transaction	2017-02-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.00	124

d)	Aggregated information: volume, Price	Aggregated volume: 124 Ordinary shares Aggregated price: GBP 248.00
e)	Date of the transaction	2017-02-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.00	124

d)	Aggregated information: volume, Price	Aggregated volume: 124 Ordinary shares Aggregated price: GBP 248.00
e)	Date of the transaction	2017-02-10
f)	Place of the transaction	Outside a trading venue

Acquisition of shares

The below individual acquired shares under the Vodafone Global Incentive Plan. The awards are in connection with the performance share awards granted on 14 February 2014 by the Company referred to in the Company’s 2016 Annual Report as 2014 long-term incentive (“GLTI”) awards. The vesting of the award was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.  For further details of the Plan, please see the Company’s 2016 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.9734	209,638
		GBP 1.9734	101,012

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 209,638 Ordinary shares

Aggregated price of shares acquired: GBP 413,706

Aggregated volume of shares sold: 101,012 Ordinary shares

Aggregated price of shares sold: GBP 199,340

e)	Date of the transaction	2017-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

17 February 2017

RNS: 2147X

Director/ PDMR Shareholding

Conditional award of shares

Conditional awards of shares were granted to the below participant on 17 February 2017 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan, and incorporates co-investment.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 17 November 2020.  The amounts shown below are the maximum amounts payable and will be reduced accordingly if the Company achieves less than maximum performance.  For further details of the Plan, please see the Company’s 2016 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Humphries
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan and 2016 Co-investment Plan respectively).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.9830	680,787
		GBP 1.9830	376,925

d)	Aggregated information: volume, Price	Aggregated volume: 1,057,712 Ordinary shares Aggregated price: GBP 2,097,443
e)	Date of the transaction	2017-02-17
f)	Place of the transaction	Outside a trading venue

21 February 2017

RNS: 4454X

Replacement - Director/ PDMR Shareholding

Conditional award of shares

Conditional awards of shares were granted to the below participant on 17 February 2017 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and will vest on 17 February 2019.  The awards also attract dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Humphries
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.9830	302,571

d)	Aggregated information: volume, Price	Aggregated volume: 302,571 Ordinary shares Aggregated price: GBP 599,998
e)	Date of the transaction	2017-02-17
f)	Place of the transaction	Outside of trading venue

21 February 2017

RNS: 4515X

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of Shares (from Corporate Nominee)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0097	400,000

d)	Aggregated information: volume, Price	Aggregated volume: 400,000 Ordinary shares Aggregated price: GBP 803,860.40
e)	Date of the transaction	2017-02-21
f)	Place of the transaction	London Stock Exchange (XLON)

23 February 2017

RNS: 6181X

COMMERCE COMMISSION DECLINES TO CLEAR THE PROPOSED MERGER OF

VODAFONE NEW ZEALAND AND SKY NETWORK TELEVISION

Vodafone Group Plc notes the decision of the New Zealand Commerce Commission to decline to grant clearance for the proposed merger of Vodafone New Zealand and SKY Network Television Ltd.

-ends-

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 December 2016, Vodafone had 470 million mobile customers and 14.3 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	March 13, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary